Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Hongli Group Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

We, Hongli Group Inc. (“Hongli Cayman” or the “Company”), are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate the financial results of Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”) which is a variable interest entity (the “VIE”), and its subsidiaries (together with the VIE, collectively, “the PRC operating entities”), through the contractual arrangements (the “Contractual Arrangements”). Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

The PRC operating entities are one of the leading cold roll formed steel profile manufacturers in China with respect to function innovation, performance improvement, and customized manufacturing of their products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors including but not limited in mining and excavation, construction, agriculture, and transportation industries.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management and financial resources and other factors.

In November 2023, Hongli Cayman filed a lawsuit against Hongli Technology Limited (“Hongli Technology”), Longchang Management Consulting (Shandong) Co., Ltd. (“Longchang Management”), and Transhare Corporation, the transfer agent, regarding a dispute involving the validity of the issuance of certain shares to and stock ownership of Hongli Technology. Both Hongli Technology and Longchang Management are owned and controlled by a former financial advisor of Hongli Shandong. Hongli Cayman has requested that Transhare Corporation, among others, be restrained and enjoined from taking any actions regarding the shares in dispute. On November 23, 2023, Hongli Cayman, Hongli Technology and Longchang Management entered into a settlement agreement to settle the dispute.

We accordingly have reviewed all the corporate documents executed by the Company or the Board of Directors of the Company while the former financial advisor was engaged and confirmed that, except for the documents relating to the issuance of the shares in dispute as set forth in the claim by Hongli Cayman, all the other corporate documents and all related corporate actions taken thereunder were duly authorized by the Company or the board of the Company with their knowledge, as applicable. In addition, we are continuing taking relevant measures to enhance our internal control.

Results of Operations

The following table summarizes the results of our operations for the six months ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Six Months Ended June 30,		Changes Increase	Changes
	2023	2022	(Decrease)	in %
Revenues, net	$8,915,111	$10,485,582	$(1,570,471)	-15.0%
Cost of revenues	5,869,310	6,986,054	(1,116,744)	-16.0%
Gross Profit	3,045,801	3,499,528	(453,727)	-13.0%
Operating expenses
Selling, general and administrative	2,260,806	1,987,565	273,241	13.7%
Total operating expenses	2,260,806	1,987,565	273,241	13.7%
Income from operations	784,995	1,511,963	(726,968)	-48.1%
Other income (expenses), net	76,950	449,685	(372,735)	-82.9%
Income before income taxes	861,945	1,961,648	(1,099,703)	-56.1%
Income tax expense	65,591	94,786	(29,195)	-30.8%
Net income	$796,354	$1,866,862	$(1,070,508)	-57.3%

Revenues

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	Six Months Ended June 30,		Changes Increase	Changes
	2023	2022	(Decrease)	in %
Revenue from domestic sales	$6,724,804	$7,948,224	$(1,223,420)	-15.4%
Revenue from export business	2,190,307	2,537,358	(347,051)	-13.7%
Revenues, net	$8,915,111	$10,485,582	$(1,570,471)	-15.0%

Our total revenues decreased by approximately $1.6 million, or 15%, to approximately $8.9 million for the six months ended June 30, 2023 from approximately $10.5 million for the six months ended June 30, 2022. The decrease was mainly attributable to (i) a decrease in sales and (ii) appreciation of US dollar to Chinese yuan (RMB).

We sold approximately 5,000 tons of our products during the six months ended June 30, 2023, reflecting a decrease of approximately 500 tons decrease, or a 9% decrease, compared to the 5,500 tons of products sold in the six months ended June 30, 2022. Our sales were affected by the economic downturn in the overall construction machinery industry in 2023. Orders from various customers have decreased compared with the same period last year and the sales volume decreased accordingly.

The decrease in total revenues was also due to the appreciation of the US dollar to RMB. The average exchange rate was one US dollar equal to 6.9256 RMB during the six months ended June 30, 2023, a 6.9% increase, or a 0.4469 RMB increase, compared to one US dollar equal to 6.4787 RMB in the six months ended June 30, 2022. The appreciation of the US dollar compared to the RMB has had a negative impact on our operations. Our functional currency is RMB. We lost approximately 6 percent of the value when our sales amount in RMB for the six months ended June 30, 2023 translated into the US dollar.

Cost of revenues

Our cost of revenues consists of cost to manufacture our products, primarily includes the cost to purchase raw materials, direct labor costs and the related depreciation of our production machinery and equipment. Our cost of revenue was $5.9 million, a decrease of $1.1 million, or 16% for the six months ended June 30, 2023, as compared to the $7.0 million in the same period of 2022. The decrease in cost of revenue was in line with the decrease in revenue.

Gross profit

Our gross profit decreased by approximately $0.5 million, or 13%, to $3.0 million for the six months ended June 30, 2023 from $3.5 million for the six months ended June 30, 2022. As a percentage of revenues, our gross margin rate was 34.1%, a slight increase of 2.4% in the six months ended June 30, 2023, compared to 33.4% for the six months ended June 30, 2022, which resulted from the lower steel price in 2023 and was offset by the increased labor costs.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses primarily consisted of sales and marketing expenses, general and administrative expenses and research and development expenses.

	Six Months Ended June 30,		Changes Increase	Changes
	2023	2022	(Decrease)	in %
Sales and marketing expenses	$310,791	$242,462	$68,329	28.2%
General and administrative expenses	1,306,324	1,001,780	304,544	30.4%
Research and development (“R&D”) expenses	643,691	743,322	(99,631)	-13.4%
Total	$2,260,806	$1,987,564	$273,242	13.7%

SG&A expenses increased by approximately $273,000 or 14% from approximately $1,988,000 for the six months ended June 30, 2022 to approximately $2,261,000 for six months ended June 30, 2023. The increase in the SG&A expenses was primarily attributable to (i) an increase in sales and marketing expenses; (ii) an increase in general and administrative expenses; offset by a decrease in R&D expenses, which will be discussed in greater detail below.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salary expenses and related employee benefits for sales and marketing personnel, shipping and handling expenses, port and custom clearance costs, storage expense, promotion and marketing expenses and other expenses in associated with sales and marketing activities, which increased by approximately $68,000 or 28% from approximately $242,000 for the six months ended June 30, 2022 to approximately $311,000 for the six months ended June 30, 2023. The increase in sales and marketing expenses was mainly due to (i) a $37,000 increase in the shipping and handling fee; (ii) a $20,000 increase in the quality claim payment; (iii) a $6,000 increase in wages and wage related expenses; and (iv) a $5,000 increase in show and marketing related expenses.

General and administrative expenses

Our general and administrative expenses consist of primarily salary expenses and related employee benefits, repair and maintenance expenses, professional service expenses, depreciation and amortization, travel and entertainment expense, and office supply and other expenses, which increased by approximately $305,000 or 30% from approximately $1,002,000 for the six months ended June 30, 2022 to approximately $1,306,000 for the six months ended June 30, 2023. The increase in general and administrative expenses was mainly due to (i) an increase in professional service expenses of approximately $232,000 to approximately $492,000 for the six months ended June 30, 2023 from approximately $260,000 for the six months ended June 30, 2022, which was primarily due to the Company’s effort made towards our listing with the Nasdaq and the initial public offering; (ii) an increase in transportation and vehicle expenses of approximately $42,000 to approximately $79,000 for the six months ended June 30, 2023 from approximately $37,000 for the six months ended June 30, 2022, which was primarily due to increased sporadic purchase of raw materials and increased transportation costs accordingly; (iii) an increase in repair and maintenance expenses of approximately $53,000 to approximately $119,000 for the six months ended June 30, 2023 from approximately $66,000 for the six months ended June 30, 2022, which was primarily due to the scheduled inspection and maintenance of some equipment in the workshop and moving expenses for certain equipment; (iv) an increase in depreciation and amortization expenses of $26,000 to $67,000   for the six months ended June 30, 2023 from $41,000 for the six months ended June 30, 2022 due to new equipment purchased and being used in production during 2023 and the equipment acquired in 2022 are fully in use for production in 2023, and (v) a decrease of $49,000 to $549,000 for the costs of wage, labor costs and other G&A expenses in the six months ended June 30, 2023 from $597,000 for the six months ended June 30, 2022, which was primarily due to the Company received reimbursement of $35,000 from employee work injury insurance.

Research and development (“R&D”) expenses

Substantially all research and development costs represent the Company’s spending on product development activities. For the six months ended June 30, 2023, the Company recorded research and development expense of approximately $644,000 and $743,000, respectively, a decrease of $99,000 or 13%. The decrease of R&D expenses was primarily due to the reduced output and impact of exchange rates as discussed above.

Other income

	Six Months Ended June 30,		Changes Increase	Changes
Other income (expenses)	2023	2022	(Decrease)	in %
Other income (expenses)	$445,148	$581,677	$(136,529)	-23.5%
Financing expenses	(327,128)	(131,992)	(195,136)	147.8%
Other expense	(41,070)	-	(41,070)
Total other income (expenses)	$76,950	$449,685	$(372,735)	-82.9%

Other income

Other income was primarily comprised of income from sale of scrapped materials, government subsidies and others. Other income decreased by $137,000 to $445,000 for the six months ended June 30, 2023 from $582,000 for the six months ended June 30, 2022. The decrease was mainly due to a decrease of $111,000 molds sales.

Financial expenses

Financial expenses primarily comprised of gain or loss recognized from foreign currency transactions and interest incurred on loans, finance leases and financial liabilities, as well as interest expenses on discounting our notes receivable prior to their maturity. Financial expenses increased by $195,000 or 148% from approximately $132,000 for the six months ended June 30, 2022 to approximately $327,000 for the six months ended June 30, 2023. The increase in financial expenses was mainly due to (i) an increase of $172,000   in interest expenses on loans, finance lease obligation and financing liabilities from approximately $215,000 for the six months ended June 30, 2022 to approximately $388,000 for the six months ended June 30, 2023. The increase in interest was primarily due to the increased bank loan the Company acquired in 2022. (ii) a decrease of $51,000, or 44% in gain from foreign currency transactions from a gain from foreign currency transactions of approximately $115,000 for the six months ended June 30, 2022 to a $64,000 gain from foreign currency transactions for the six months ended June 30, 2023. (iii) a decrease in financing expense of $23,000, or 71%   from $32,000 for the six months ended June 30, 2022 to $9,000 for the six months ended June 30, 2023.

Income before income taxes

Our income before income taxes was approximately $862,000 for the six months ended June 30, 2023, a decrease of approximately $1,100,000, or 56%, as compared to approximately $1,962,000 for the six months ended June 30, 2022.

Income tax expense

Our income tax expense was approximately $66,000 for the six months ended June 30, 2023, a decrease of $29,000, or 31%, compared to approximately $95,000 for the six months ended June 30, 2022.

Net Income

As a result of foregoing, for the six months ended June 30, 2023, our net income was approximately $796,000, a decrease of $1,071,000, or 57%, compared to $1,867,000 in the same period of 2022. Earnings per basic and diluted share was $0.07 for the six months ended June 30, 2023, a decrease of $0.12, or 63%, compared to $0.19 for the same period of 2022.

Foreign Currency Translation

Our principal operation is located in the PRC. RMB is the functional currency. The financial position and results of our operations are determined using RMB, the local currency. The unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Foreign exchange rates published by the Federal Reserve Board were used in our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023.

1 US$ = RMB	June 30, 2023	June 30, 2022	December 31, 2022	December 31, 2021
Period-end Spot Rate	7.2513	6.6977	6.8983	6.3731
Period Average Rate	6.9256	6.4787	6.7299	6.4512

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